Filed by Guidant Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Guidant Corporation

Commission File No.: 333-131608

Boston Scientific and Guidant Corporation have filed a preliminary prospectus/proxy statement with the SEC in connection with the proposed transaction. This material is not a substitute for the preliminary prospectus/proxy statement Boston Scientific and Guidant Corporation have filed with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read the preliminary prospectus/proxy statement and any other relevant documents, when available, which will contain important information about the proposed transaction. The preliminary prospectus/proxy statement and other documents filed or to be filed by Boston Scientific and Guidant Corporation with the SEC are or will be available free of charge at the SEC's website (www.sec.gov) or from Boston Scientific by directing a request to Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760-1537, Attention: Milan Kofol, Investor Relations; or from Guidant Corporation by directing a request to Guidant Corporation, 111 Monument Circle, #2900, Indianapolis, IN 46204-5129, Attention: Investor Relations.

Boston Scientific, Guidant Corporation, and their respective directors, executive officers and other employees may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about Boston Scientific's directors and executive officers is available in Boston Scientific's proxy statement, dated April 4, 2005, for its 2005 annual meeting of stockholders; and information about Guidant Corporation's directors and executive officers is available in Guidant's most recent filing on Form 10-K. Additional information about the interests of potential participants is included in the preliminary prospectus/proxy statement referred to above.

Attached is a message sent to all Guidant employees on February 28, 2006.

* * *

February 28, 2006

Dear Guidant Employee:

I am very pleased to report that Guidant, Abbott and Boston Scientific are commencing the next phase of the transition process. As I outlined previously, we are now focused on establishing Guidant as two new companies under the Boston Scientific and Abbott banners.

This communication is to let you know that both companies will begin a comprehensive outreach to employees regarding their future within the respective companies. I am optimistic that we can complete this process in the weeks ahead as we move toward a close around the end of the first quarter. We are also preparing to announce shortly the names of the senior leadership teams for each business unit.

Specifically, in the very near future you will be receiving information regarding which company you will be working for. This is a significant step forward in our transition process as we achieve clarity about the new entities.

Additionally, both Boston Scientific and Abbott will be providing more detail in the coming weeks about their respective organizations.

As I have stated before, closing this transaction is an extraordinary and complex task and we appreciate your patience throughout this process. As we move forward, it is clear that both Boston Scientific and Abbott are eager to welcome our employees as an integral part of their future success.

Very Truly Yours,

James M. Cornelius

Chairman of the Board and Chief Executive Officer

Boston Scientific and Guidant Corporation have filed a preliminary prospectus/proxy statement with the SEC in connection with the proposed transaction. This material is not a substitute for the preliminary prospectus/proxy statement Boston Scientific and Guidant Corporation have filed with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read the preliminary prospectus/proxy statement and any other relevant documents, when available, which will contain important information about the proposed transaction. The preliminary prospectus/proxy statement and other documents filed or to be filed by Boston Scientific and Guidant Corporation with the SEC are or will be available free of charge at the SEC's website (www.sec.gov) or from Boston Scientific by directing a request to Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760-1537, Attention: Milan Kofol, Investor Relations; or from Guidant Corporation by directing a request to Guidant Corporation, 111 Monument Circle, #2900, Indianapolis, IN 46204-5129, Attention: Investor Relations.

Boston Scientific, Guidant Corporation, and their respective directors, executive officers and other employees may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about Boston Scientific's directors and executive officers is available in Boston Scientific's proxy statement, dated April 4, 2005, for its 2005 annual meeting of stockholders; and information about Guidant Corporation's directors and executive officers is available in Guidant's most recent filing on Form 10-K. Additional information about the interests of potential participants is included in the preliminary prospectus/proxy statement referred to above.

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